Exhibit 99.2

Medigus Announces Fourth Quarter and Fiscal Year 2015 Financial Results

OMER, Israel, March 30, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for the fourth quarter and fiscal year ended December 31, 2015.

“In 2015, Medigus made substantial progress and achieved a number of milestones as we transitioned from a clinical to a commercial stage company,” said Chris Rowland, CEO of Medigus. “We are very pleased with the feedback from physicians who have used our flagship device, the Medigus Ultrasonic Surgical Endostapler, or the MUSE system. We believe that it is well-positioned to become a leading technology in minimally-invasive procedures for the long-term treatment of Gastroesophageal Reflux Disease (GERD), and our goal is to significantly expand the MUSE system’s footprint in the U.S. in 2016.”

2015 Highlights include:

•	Medigus commenced trading on the Nasdaq through American Depositary Receipts (ADRs) under the ticker symbol "MDGS."
•	A significant increase in the number of procedures conducted with the MUSE™ system
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More than 50 Transoral Fundoplication (TF) procedures using the MUSE system have been performed. Since the product’s introduction, more than 200 procedures have been completed by top physicians in key markets around the world.

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Several of the top global hospitals were trained and now offer TF procedures using the MUSE system including: St. Vincent’s and Baptist Medical Center in Jacksonville, FL, Mayo Clinic, Memorial Hermann-Texas Medical Center (U.S.), San Raffaelle Hospital (Italy), Gemelli University Hospital (Italy) and University Medical Center Hamburg-Eppendorf (Germany).

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In the U.S., the Centers for Medicare and Medicaid Services (CMS) finalized the 2016 Medicare Physician and Hospital Outpatient Department Fee Schedules, which established payment values for the new Category I Current Procedural Terminology (CPT®) code for esophagogastric fundoplasty (43210), which took effect January 1, 2016.

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Medicare national average fee schedules for physicians and outpatient hospitals performing TF procedures using the MUSE system is $445.34 (based on total relative value units (RVU) of 12.43) and $3,613.57 (under Ambulatory Payment Classification (APC) 5331), respectively.

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To further advance the commercialization of the MUSE system in the U.S., Medigus brought on board Jeremy Starkweather as Vice President, U.S. Sales and Marketing and established a national sales team consisting of four regional managers.

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In Israel, Medigus received an initial commercial order in the amount of $118,000 from one of Israel’s leading industrial companies to provide a customized version of its micro ScoutCam™ 1.2 technology.

Financial highlights for the fourth quarter year ended December 31, 2015:

•	Total revenues in the fourth quarter of 2015 were NIS .9 million (approximately $224,000), an increase of 14% compared to the same period in 2014
•	Gross Margin in the fourth quarter of 2015 was 52%, compared to a Gross Margin of 59% in the same period in 2014
•	Operating loss of NIS 11.2 million (approximately $2.9 million), compared to NIS 8.4 million in the fourth quarter of 2014

Financial highlights for fiscal year ended December 31, 2015:

•	Total revenues in fiscal year 2015 were NIS 2.4 million (approximately $621,000), a decrease of 9% compared to fiscal year 2014
•	Gross Margin was 56%, compared to a Gross Margin of 53% in fiscal year 2014
•	Operating loss of NIS 37.1 million (approximately $9.7 million), compared to NIS 28.6 million in FY 2014
•	The Company held cash and cash equivalents of NIS 40 million (approximately $10.3 million) at December 31, 2015

For full fiscal year 2015 financial results, please visit: http://www.medigus.com/investor-relations/financial-reports.

2016 Outlook:

•	Medigus plans to continue expanding its clinical body of evidence across the world
o	In the U.S. and Europe, Medigus will complete Registry enrollment
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In China, Shanghai Golden Grand-Medical Instruments will use the MUSE system in a TF clinical study to meet the Regulatory requirements of the China Food and Drug Administration (CFDA) to drive the availability of MUSE in this growing market

•	Medigus continues to engage strategic partners to leverage its patented technology over both, imaging and medical device businesses

Medigus Annual Report
The Company’s annual report on Form 20-F, containing audited financial statements for the year ended December 31, 2015 was filed with the Securities and Exchange Commission on March 30, 2016. The report is available through the Medigus website (http://www.medigus.com). Shareholders may receive a hard copy of the annual report free of charge upon request to the Company.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com